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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*

                              ITC/\DeltaCom, Inc.
                              ------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  45031T 10 4
                                  -----------
                                (CUSIP Number)

              Robert A. Dolson, c/o National Enterprises, Inc.,
              -------------------------------------------------
                535 North New Ballas Road, St. Louis, MO 64141
                ----------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               October 29, 1997
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

                        (Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                 ---------------------------------
CUSIP No. 45031T 10 4                          Page 2 of 5 Pages
-----------------------                  --------------------------------

1    NAME OF REPORTING PERSON

     ROBERT A. DOLSON
     C/O NATIONAL ENTERPRISES, INC., 535 NORTH NEW BALLAS ROAD
     ST. LOUIS, MO 63141
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
     N/A                                                        (b)

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF

------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

------------------------------------------------------------------------------

               7  SOLE VOTING POWER
                  1,000

             -----------------------------------------------------------------
  NUMBER OF    8  SHARED VOTING POWER
   SHARES         2,016,321
BENEFICIALLY
  OWNED BY   -----------------------------------------------------------------
    EACH       9  SOLE DISPOSITIVE POWER
  REPORTING       1,000
   PERSON    -----------------------------------------------------------------
    WITH
              10 SHARED DISPOSITIVE POWER
                 -0-
             -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,017,321

------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN  SHARES*                                           [_]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.4%

------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                 ---------------------------------
CUSIP No. 45031T 10 4                          Page 3 of 5 Pages
-----------------------                 ---------------------------------

Item 1.   Security and Issuer
          -------------------

          This statement relates to the Common Stock, par value $.01 (the "Common Stock"), of ITC/\DeltaCom, Inc., a Delaware corporation (the "Company"), the principal executive offices are located at 206 West Ninth Street, West Point, Georgia 31833.

Item 2.   Identity and Background
          -----------------------

          This statement is being filed by Robert A. Dolson (the "Reporting Person"). the Reporting Person's principal occupation is Chairman and President of National Enterprises, Inc. ("National Enterprises") and his business address is c/o National Enterprises, Inc. 535 North New Ballas Road, St. Louis, MO 63141.

          During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The Reporting Person purchased 1,000 shares of Common Stock at a purchase price of $16.50 per share in the initial public offering of the Common Stock (the "Initial Public Offering") as described in Item 5 below. The funds used to purchase these shares came from available cash on hand.

Item 4.  Purpose of Transaction
         ----------------------

          The Reporting Person has acquired for investment purposes those shares of Common Stock that he owns directly. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock. The Reporting Person has entered into an agreement (as described in Item 6 below) with the underwriters of the Initial Public Offering pursuant to which the Reporting Person has agreed that for a one hundred eighty (180)-day period commencing on October 23, 1997 he will not sell or otherwise dispose of any equity security of the Company without the consent of the underwriters.

          The Reporting Person is also able to direct the voting of 2,016,321 shares of Common Stock owned directly by National Enterprises. The Reporting Person is Chairman and President of National Enterprises, as a result of which he is attributed beneficial ownership of such shares. National Enterprises has acquired such shares of Common Stock for investment purposes. National Enterprises may, from time to time, depending upon market conditions and other factors deemed relevant by National Enterprises, acquire additional shares of Common Stock. National Enterprises has entered into an agreement (as described in Item 6 below) with the underwriters for the Initial Public Offering pursuant to which National Enterprise has agreed generally that, for a one hundred eighty
(180)-day period commencing on October 23, 1997, it will not sell or otherwise dispose of any equity security of the Company without the consent of the underwriters.

          Except as described in this Schedule 13D report, neither the Reporting Person nor National Enterprises has any current plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

-----------------------                 ---------------------------------
CUSIP No. 45031T 10 4                          Page 4 of 5 Pages
-----------------------                 ---------------------------------

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 2,017,321 shares of Common Stock, which represents approximately 8.4% of the shares of Common Stock outstanding on October 29, 1997, the date of the closing of the Initial Public Offering (including the shares of Common Stock sold in the Initial Public Offering and sold pursuant to the over-allotment option granted to the underwriters for the Initial Public Offering). The shares beneficially owned by the Reporting Person include 2,016,321 shares of Common Stock owned by National Enterprises.

          (b) The number of shares of Common Stock as to which the Reporting Person has

              (i)      sole power to vote or direct the vote is                      1,000

              (ii)     shared power to vote or direct the vote is                2,016,321

              (iii)    sole power to dispose or direct the disposition is            1,000

              (iv)     shared power to dispose or direct the disposition is             0

          (c) On October 20, 1997, as part of a reorganization of the Company's parent, ITC Holding Company, Inc. ("ITC Holding"), ITC Holding transferred all of its assets (other than its stock in the Company) and all of its liabilities to another entity and then merged (the "Merger") with and into the Company, which is the surviving corporation in the Merger. In connection with the Merger, National Enterprises, as well as the other holders of ITC Holding common stock, received shares of the Company's Common Stock. In the Merger, National Enterprises received 2,016,321 shares of Common Stock, but the Reporting Person did not receive any shares of Common Stock.

          (d) Not applicable.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

          In connection with the Initial Public Offering, both the Reporting Person and National Enterprises have entered into agreements (the "Lock-up Agreements") with the underwriters for the Initial Public Offering pursuant to which both the Reporting Person and National Enterprises have agreed generally that, for a one hundred eighty (180)-day period commencing on October 23, 1997, neither party will sell or otherwise dispose of any equity security of the Company without the consent of the underwriters.

          The foregoing description of the Lock-up Agreements is qualified in its entirety by reference to the Lock-up Agreements which are filed as exhibits to this Schedule and are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          1. Lock-up Letter from Robert A. Dolson to Morgan Stanley & Co. Incorporated, Merrill Lynch & Company, Inc., J.C. Bradford & Co. Inc., and Wheat First Butcher Singer, Inc. dated October 2, 1997.

          2. Lock-up Letter from National Enterprises, Inc. to Morgan Stanley & Co. Incorporated, Merrill Lynch & Company, Inc., J.C. Bradford & Co. Inc., and Wheat First Butcher Singer, Inc. dated October 2, 1997.

-----------------------                 ---------------------------------
CUSIP No. 45031T 10 4                          Page 5 of 5 Pages
-----------------------                 ---------------------------------


Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 10, 1997

ROBERT A. DOLSON


/s/  Robert A. Dolson
---------------------

                                                                 October 2, 1997


Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.C. Bradford & Co.
Wheat, First Securities, Inc.

c/o Morgan Stanley & Co. Incorporated
     1585 Broadway
     New York, NY 10036

Ladies and Gentlemen:

          The undersigned understands that ITC/\DeltaCom, Inc., a Delaware corporation (the "Company"), proposes to enter into an underwriting agreement (the "Underwriting Agreement") with Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.C. Bradford & Co. and Wheat, First Securities, Inc., as representatives of the several underwriters (the "Underwriters") named in Schedule I thereto, providing for the public offering (the "Public Offering") of shares of the Company's Common Stock (par value $.01 per share) (the "Common Stock").

          To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, and for other good and valuable considerations receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to the Public Offering (the "Prospectus"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfer to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) the sale of any shares of Common Stock to the Underwriters pursuant to the Underwriting Agreement, (b) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, (c) transfers of Common Stock to the Company, (d) a pledge, grant of security interest or other encumbrance effected in a bona fide transaction with an unrelated and unaffiliated pledgee, under a written pledge agreement that provides that the pledgee shall hold the Common Stock subject to the terms of this Agreement and, as a condition precedent to such pledge, security interest or other encumbrance, shall be required to execute and deliver this Agreement and (e) any transfer (i) to a trust for the benefit of such transferor or such transferor's spouse or lineal descendants or (ii) by gift, will or intestate succession to such transferor's spouse or lineal descendants, provided, in each case, that, as a condition precedent to such transfer, the transferee of any such transfer, or the trustee or legal guardian on behalf of any such transferee, duly executes and delivers this Agreement. In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

          Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

                                    Very truly yours,


                                    /s/ Robert A. Dolson
                                    ------------------------------
                                    (Signature)


                                    Robert A. Dolson
                                    for National Enterprises, Inc.
                                    ------------------------------
                                    (Print Name)

                                    535 North New Ballas Road
                                    St. Louis, MO  63141
                                    ------------------------------
                                    (Address)

Accepted as of the date
first set forth above:

MORGAN STANLEY & CO. INCORPORATED

By:
   ------------------------------

                                                                 October 2, 1997


Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.C. Bradford & Co.
Wheat, First Securities, Inc.

c/o Morgan Stanley & Co. Incorporated
     1585 Broadway
     New York, NY 10036

Ladies and Gentlemen:

          The undersigned understands that ITC/\DeltaCom, Inc., a Delaware corporation (the "Company"), proposes to enter into an underwriting agreement (the "Underwriting Agreement") with Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.C. Bradford & Co. and Wheat, First Securities, Inc., as representatives of the several underwriters (the "Underwriters") named in Schedule I thereto, providing for the public offering (the "Public Offering") of shares of the Company's Common Stock (par value $.01 per share) (the "Common Stock").

          To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, and for other good and valuable considerations receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to the Public Offering (the "Prospectus"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfer to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) the sale of any shares of Common Stock to the Underwriters pursuant to the Underwriting Agreement, (b) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, (c) transfers of Common Stock to the Company, (d) a pledge, grant of security interest or other encumbrance effected in a bona fide transaction with an unrelated and unaffiliated pledgee, under a written pledge agreement that provides that the pledgee shall hold the Common Stock subject to the terms of this Agreement and, as a condition precedent to such pledge, security interest or other encumbrance, shall be required to execute and deliver this Agreement and (e) any transfer (i) to a trust for the benefit of such transferor or such transferor's spouse or lineal descendants or (ii) by gift, will or intestate succession to such transferor's spouse or lineal descendants, provided, in each case, that, as a condition precedent to such transfer, the transferee of any such transfer, or the trustee or legal guardian on behalf of any such transferee, duly executes and delivers this Agreement. In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

          Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

                                    Very truly yours,


                                    /s/ Robert A. Dolson
                                    -------------------------
                                    (Signature)


                                    Robert A. Dolson
                                    -------------------------
                                    (Print Name)

                                    535 North New Ballas Road
                                    St. Louis, MO  63141
                                    -------------------------
                                    (Address)

Accepted as of the date
first set forth above:

MORGAN STANLEY & CO. INCORPORATED

By:
   ------------------------------